ISSUER FREE WRITING PROSPECTUS
(RELATING TO PRELIMINARY PROSPECTUS
SUPPLEMENT DATED APRIL 30, 2026) FILED
PURSUANT TO RULE 433 REGISTRATION
NUMBERS 333-275203, 333-275203-01,

333-275203-02 AND 333-275203-03

Equinix Canada Financing Ltd.
C$650,000,000 of 3.950% Senior Notes due 2030 (the “2030 Notes”)

C$600,000,000 of 4.750% Senior Notes due 2035 (the “2035 Notes” and, together with the 2030 Notes, the “Notes”)

This Final Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Preliminary Prospectus Supplement.

Issuer:	Equinix Canada Financing Ltd. (the “Issuer”)

Guarantor:	Equinix, Inc.

Expected Issue Ratings*:	Moody’s: Baa1
S&P: BBB+

Book-Running Managers:	Merrill Lynch Canada Inc. RBC Dominion Securities Inc. Scotia Capital Inc. TD Securities Inc.
Business Day:	A “Business Day” is any day that is not a Saturday, a Sunday, or a day on which banking institutions in the State of New York, Toronto, Ontario, Canada, or the corporate trust office of the trustee, or the relevant place of payment are authorized or required by law or executive order to close.

Following Business Day Convention:	If not a Business Day, then payment of a coupon or upon maturity or redemption will be made on the next Business Day, and no interest shall accrue on such payment for the intervening period.

Day Count Convention:	Actual/Actual (Canadian Compound Method). For a full semi-annual interest period, interest will be computed on the basis of a 360-day year of twelve 30-day months. For an interest period that is not a full semi-annual interest period, interest will be computed on the basis of a 365-day year and the actual number of days in such interest period.

Settlement Date:	It is expected that delivery of the Notes will be made against payment thereof on or about May 7, 2026, which is the fifth Toronto and fifth New York Business Day following the date of pricing of the Notes.

Settlement/Form:	CDS Clearing and Depository Services Inc./Book-Entry (Global Notes)

Use of Proceeds:

To fund the acquisition of additional properties or businesses, fund development opportunities, and to provide for working capital and other general corporate purposes, including but not limited to refinancing upcoming maturities and for repayment of existing borrowings.

Form of Distribution in Canada:	The distribution of the Notes is being made on a private placement basis to purchasers in each of the provinces of Canada (the “Private Placement Jurisdictions”) under a Canadian offering memorandum dated April 30, 2026 (the “Canadian Offering Memorandum”), which will include the prospectus dated February 13, 2026, as supplemented by a prospectus supplement dated April 30, 2026. The distribution will be made in reliance on statutory exemptions from the prospectus requirements of Canadian securities laws applicable in each of the Private Placement Jurisdictions and the Notes will only be sold in the Private Placement Jurisdictions to purchasers that are “accredited investors” (as such term is defined in National Instrument 45-106 – Prospectus Exemptions) or Section 73.3 of the Securities Act (Ontario), as applicable, who purchase the Notes as principal (or are deemed to be purchasing as principal) and are not individuals unless such purchaser is also a “permitted client” (as such term is defined in National Instrument 31-103 — Registration Requirements, Exemptions and Ongoing Registrant Obligations).

Form of Distribution in the United States:	The distribution of the Notes is being made pursuant to registration with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.

Resale Restrictions:	Resale of the Notes must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable Canadian securities laws, which may vary depending on the province. The Issuer is not a reporting issuer in any province or territory of Canada. Except in the Province of Manitoba, unless permitted under Canadian securities legislation, the holders of the Notes must not trade the Notes before the date that is four months and one day after the later of (i) the date of distribution, and (ii) the date the Issuer becomes a reporting issuer in any province or territory of Canada. In the Province of Manitoba, unless otherwise permitted under applicable Canadian securities legislation or with the prior written consent of the applicable regulator, the holders of the Notes must not trade the Notes before the date that is twelve months and a day after the date the holder acquired the Notes. Prospective purchasers should consult their own independent legal advisors with respect to such restrictions. The Notes are new issues of securities for which no established trading market exists. If an active trading market does not develop for the Notes, investors may not be able to resell them. The Issuer will not apply to have the Notes listed on any exchange.

3.950% Senior Notes due 2030

Principal Amount:	C$650,000,000

Coupon (Interest Rate):	3.950% per annum, payable in equal semi-annual amounts in arrears (other than the first long coupon)

Yield to Maturity:	3.987%

Benchmark Bond:	CAN 1.25% due June 1, 2030

Government of Canada Curve:	CAN 2.75% due March 1, 2030 and CAN 1.25% due June 1, 2030

Benchmark Price / Yield:	C$92.842 / 3.130%

Re-Offer Spread:	+ 86 bps versus the Government of Canada Curve + 85.7 bps versus the Benchmark Bond, which includes a curve adjustment of - 0.3 bps

Scheduled Maturity Date:	May 15, 2030

Public Offering Price:	99.863% plus accrued interest, if any, from May 7, 2026

Gross Proceeds to Issuer before Estimated Expenses:	C$649,109,500

Interest Payment Dates:	May 15 and November 15 of each year, commencing on November 15, 2026 (long first coupon). The first interest payment on November 15, 2026 will be an amount equal to C$13,400,239.73.

Interest Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Prior to April 15, 2030 (one month prior to maturity) (the “2030 Notes Par Call Date”), the Issuer may redeem the 2030 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the aggregate principal amount of the 2030 Notes to be redeemed, and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

On or after the 2030 Notes Par Call Date, the Issuer may redeem the 2030 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the 2030 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

“Canada Yield Price” means a price for the 2030 Notes being redeemed, calculated on the Business Day preceding the date on which the Issuer issues the notice of redemption pursuant to the applicable Indenture and in accordance with generally accepted Canadian financial practice to provide a yield to the 2030 Notes Par Call Date equal to the Government of Canada Yield plus 21.5 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two nationally recognized investment dealers in Canada selected by the Issuer, assuming semi-annual compounding, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to the 2030 Notes Par Call Date.

CUSIP:	29447JAB4

ISIN:	CA29447JAB40

Redemption Upon a Tax Event:	In the event of certain developments affecting taxation, the 2030 Notes may be redeemed in whole, but not in part, at any time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the 2030 Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any additional amounts then due and which will become due on the 2030 Notes on the redemption date, subject to the rights of holders of record of 2030 Notes on the relevant record date to receive interest due on the relevant interest payment date and additional amounts, if any, in respect thereof.

Listing:	None

Denominations/Multiples:	C$2,000 and integral multiples of C$1,000 in excess thereof

Governing Law:	New York

4.750% Senior Notes due 2035

Principal Amount:	C$600,000,000

Coupon (Interest Rate):	4.750% per annum, payable in equal semi-annual amounts in arrears (other than the first long coupon)

Yield to Maturity:	4.756%

Benchmark Bond:	CAN 3.25% due June 1, 2035

Government of Canada Curve:	CAN 3.25% due December 1, 2034 and CAN 3.25% due June 1, 2035

Benchmark Price / Yield:	C$98.00 / 3.509%

Re-Offer Spread:	+ 125 bps versus the Government of Canada Curve + 124.7 bps versus the Benchmark Bond, which includes a curve adjustment of - 0.3 bps

Scheduled Maturity Date:	May 15, 2035

Public Offering Price:	99.955% plus accrued interest, if any, from May 7, 2026

Gross Proceeds to Issuer before Estimated Expenses:	C$599,730,000

Interest Payment Dates:	May 15 and November 15 of each year, commencing on November 15, 2026 (long first coupon). The first interest payment on November 15, 2026 will be an amount equal to C$14,874,657.53.

Interest Record Dates:	May 1 and November 1 of each year

Optional Redemption:	Prior to February 15, 2035 (three months prior to maturity) (the “2035 Notes Par Call Date”), the Issuer may redeem the 2035 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (i) 100% of the aggregate principal amount of the 2035 Notes to be redeemed, and (ii) the Canada Yield Price (as defined below), plus, in either case, accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

On or after the 2035 Notes Par Call Date, the Issuer may redeem the 2035 Notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the 2035 Notes to be redeemed, plus accrued and unpaid interest thereon, if any, to but excluding, the redemption date.

“Canada Yield Price” means a price for the 2035 Notes being redeemed, calculated on the Business Day preceding the date on which the Issuer issues the notice of redemption pursuant to the applicable Indenture and in accordance with generally accepted Canadian financial practice, to provide a yield to the 2035 Notes Par Call Date equal to the Government of Canada Yield plus 31 basis points.

“Government of Canada Yield” means, on any date, the bid-side yield to maturity on such date as determined by the arithmetic average (rounded to three decimal places) of the yields quoted at 10:00 a.m. (Toronto time) by any two nationally recognized investment dealers in Canada selected by the Issuer, assuming semi-annual compounding, which a non-callable Government of Canada bond would carry if issued in Canadian dollars in Canada, at 100% of its principal amount on such date with a term to maturity equal to, or if no Government of Canada bond having an equal term to maturity exists, as close as possible to, the remaining term to the 2035 Notes Par Call Date.

CUSIP:	29447JAC2

ISIN:	CA29447JAC23

Redemption Upon a Tax Event:	In the event of certain developments affecting taxation, the 2035 Notes may be redeemed in whole, but not in part, at any time at the option of the Issuer, at a redemption price equal to 100% of the principal amount of the 2035 Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, and any additional amounts then due and which will become due on the 2035 Notes on the redemption date, subject to the rights of holders of record of 2035 Notes on the relevant record date to receive interest due on the relevant interest payment date and additional amounts, if any, in respect thereof.

Listing:	None

Denominations/Multiples:	C$2,000 and integral multiples of C$1,000 in excess thereof

Governing Law:	New York

*An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, supervision, reduction or withdrawal at any time by Moody’s, Standard & Poor’s or Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The foregoing description is a summary of certain material provisions of the Notes. Prospective purchasers should review the Canadian Offering Memorandum or the related Preliminary Prospectus Supplement dated April 30, 2026 and the prospectus dated February 13, 2026, as applicable, for a detailed description of the Notes. No person has been authorized to make any representation in connection with the offering other than as contained in the Canadian Offering Memorandum or the Preliminary Prospectus Supplement dated April 30, 2026 and the prospectus dated February 13, 2026, as applicable, and the Issuer, the Guarantor and the Underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

To the extent any underwriter that is not a U.S. registered broker-dealer intends to effect sales of Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

The Issuer and the Guarantor have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer or the Guarantor has filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by calling Merrill Lynch Canada Inc. at 1-800-294-1322; RBC Dominion Securities Inc. at 416-842-6311; Scotia Capital Inc. at 1-800-372-3930 or TD Securities Inc. at 1-800-263-5292.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.